MILLINGTON SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

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1. Nature of business and summary of significant accounting policies

Nature of Business

Millington Securities, Inc. (the "Company"), a wholly-owned subsidiary of WBI Trading Company, Inc. (the "Parent"), is a corporation organized under the laws of the state of Illinois on March 1, 2006. The Company is authorized to act as an introducing broker/dealer in the purchase and sale of securities. The Company amended its membership agreement with the Financial Industry Regulatory Authority ("FINRA") for a change in more than 25% ownership and the modification of business lines to include equity securities transactions and investment advisory services, which was approved by FINRA on April 14, 2014. The Company further amended its membership agreement with FINRA to increase the number of associated persons and to modify its business lines to include U.S. government securities and options as well as mortgage and asset-backed products, which was approved by FINRA on August 5, 2015.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is also an SEC registered investment adviser under the Investment Advisers Act of 1940.

Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Cash

At times, cash may exceed the current insured amount under the Federal Deposit Insurance Corporation and the Securities Investor Protection Corporation. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Receivable from clearing broker

The Company clears customer transactions through another broker-dealer on a fully disclosed basis. As of December 31, 2015, the receivable from clearing broker of $115,570 included the clearing deposit $100,000.

Receivable from other broker-dealers

The Company carries its receivable from other broker-dealers at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts based on history of past write-offs, collections and current credit conditions. As of December 31, 2015, no allowance for doubtful accounts was necessary.

Office equipment, net

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Computer hardware	5 years	Straight-line
Computer software	3 years	Straight-line
Office furniture	3 years	Straight-line

MILLINGTON SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2015, the Company's net capital was approximately $3.54 million, which was approximately $3.44 million in excess of its minimum requirement of $100,000.

3. Concentrations

Approximately 54% of receivables from other broker-dealers in the statement of financial condition was related to two brokers as of December 31, 2015.

4. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Related party transactions

The Company and WBI have an expense sharing agreement (the "Expense Sharing Agreement") for which certain expenses incurred by WBI are allocated to the Company. These include professional services, physical premises, utilities, the use of office equipment, travel, insurance, subscriptions, taxes, personnel and other general and administrative services. A total of $916,584 was paid to WBI for the year ended December 31, 2015. As of December 31, 2015, the Company had a payable of $95,134, in the statement of financial condition, for amounts due to WBI under the Expense Sharing Agreement.

The Company is the advisor to Absolute Shares Trust (the "Trust"). WBI has entered into a sub-advisory agreement with the Company in order to render portfolio management services with respect to assets held by certain series of the Trust. In 2014, the Company entered into a management agreement (the "Management Agreement") with WBI to assist in fulfilling WBI's duties as sub-advisor to the Trust. $50,823 is reported in management fee receivable in the statement of financial condition as of December 31, 2015.

The Company also earns supervisory fees for services it performs to register WBI employees with FINRA. As of December 31, 2015, there were no amounts receivable from WBI related to supervisory fees.